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SEC Mail Processing Section
FEB 26 2010
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-[illegible]1523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIRST SOUTHWEST COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons — (214) 953 - 4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

2323 Victory Ave, Suite 2000	Dallas	Texas	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH MUNOZ
NOTARY PUBLIC
State of Texas
Comm. Exp. 10-07-2011

Signature

Chief Financial Officer, SVP
Title

Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Consolidated Statements of Financial Condition.
- [X] (c) Consolidated Statements of Income.
- [X] (d) Consolidated Statements of Cash Flows.
- [X] (e) Consolidated Statements of Changes in Stockholder's Equity or Partners' or Sole Proprietor's
- [ ] (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Southwest Company

Statement of Financial Condition

As of December 31, 2009

Assets		
Cash and cash equivalents	$	9,451,754
Receivable from brokers, dealers, and clearing organizations		108,747,318
Receivable from customers — net of allowance for losses of $1,280,426		124,488,903
Marketable securities — including securities pledged as collateral that can be sold or repledged of which there were none		24,183,235
Furniture, equipment, and leaseholds — net		7,173,145
Intangible assets — net		12,821,571
Other assets and deferred charges		12,524,985
Total	$	299,390,911
Liabilities and stockholder's equity		
Liabilities		
Drafts payable	$	7,967,055
Payable to brokers, dealers, and clearing organizations		108,272,504
Payable to customers		64,910,981
Securities sold, not yet purchased		3,018,750
Deferred tax liability— net		4,110,374
Other liabilities and deferred credits		43,169,738
Total liabilities		231,449,402
Commitments and contingencies (see Note 13)		
Stockholder's equity		
Common stock, $.01 par value — authorized, issued and outstanding, 500 shares		5
Additional paid-in capital		27,022,426
Retained earnings		40,919,078
Total stockholder's equity		67,941,509
Total	$	299,390,911

See accompanying notes.